ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77D

At a regular meeting held December 6-8, 2016, the Board of Trustees for the Registrant approved changes to the Principal Investment Strategies of the John Hancock Regional Bank Fund to delete references to investing in lending companies effective as of March 1, 2017.